UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

February 9, 2012

The Royal Bank of Scotland Group plc

Gogarburn
PO Box 1000
Edinburgh EH12 1HQ
Scotland
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                             No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File No. 333-162219) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

The registrant is filing the following opinions of counsel solely for incorporation into its Registration Statement on Form F-3 (File No. 333-162219):

5.1	Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Issuer, with respect to the validity of the Securities under New York law.

5.2	Opinion of Dundas & Wilson CS LLP, Scottish counsel to the Issuer, with respect to the Securities, as to certain matters under Scots law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Royal Bank of Scotland Group plc (Registrant)
By:	/s/ Jennifer Moreland
	Name:	Jennifer Moreland
	Title:	Authorized Signatory

February 9, 2012